Filed by FirstEnergy Corp. Pursuant to
                           Rule 425 under the Securities Act of 1933
                           and deemed filed pursuant to Rule 14a-12
                           of the Securities Exchange Act of 1934
                           Commission File No.:  333-21011
                           Subject Company:  FirstEnergy Corp.


retiree
update
August 2000

Inside
2
What Electric Choice in Ohio Means to You

3
GPU Facts At A Glance

4
Diversified Energy Services

5
In Sympathy


6
Club News
Make a Difference by Helping Kids Read





FirstEnergy and GPU Agree to Merge

Dear Retiree:

A new chapter begins for our Company with the announcement that we have entered into a merger agreement with Morristown, New Jersey-based GPU, Inc. FirstEnergy, which will acquire all of the common stock of GPU, will remain headquartered in Akron. Our combination will add GPU Energy, which serves electric customers in Pennsylvania and New Jersey, to the FirstEnergy family of companies. The merger, which we hope to complete by mid-2001, will require, among other things, approvals from each company's shareholders and various regulatory agencies. Joining the companies will create a stronger enterprise with greater resources for providing more value to our customers and shareholders and more opportunities for employees. The merger will not affect your pension and health care benefits.

FirstEnergy will become a larger enterprise with more resources to meet the challenges of our changing industry. I will be vice chairman, and remain chief executive officer, and Fred D. Hafer, 59, GPU's chairman, president and chief executive officer, will serve as chairman until his retirement at age 62. Here are some other facts about the merger:
- By joining forces, we will become the sixth largest investor-owned electric system in the nation, based on total customers served.
- We'll double our electric utility customer base in the region, serving
4.3 million customers within 37,200 square miles of Ohio, Pennsylvania and New Jersey - comprising a wider, more diverse service area that stretches from the Indiana border to the East Coast.
- We'll double the market for our electric generation, natural gas, telecommunications and mechanical contracting and construction resources.
- Our combined mechanical contracting and construction business will be the nation's fourth largest, with approximately $1 billion in annual revenues and 3,800 employees.
- We anticipate that our combination will produce a number of other benefits, including: cost savings from the combination of operations; more efficient use of our generation assets; more opportunities to increase revenues; and lower needs for new capital.
Through this merger, we will make a better future for ourselves in the energy industry - a future that would not be as promising without your past efforts. Thank you for your continued support.

    Sincerely,


    Pete Burg
    Chairman and CEO





What Electric Choice in Ohio Means to You

Beginning January 1, 2001, all consumers in Ohio will be able to change their electricity supplier under the state's new electric utility restructuring law. Their local electric company will continue to deliver the electricity and provide services such as metering, billing, and maintenance.
Key provisions of the law include:
- A five-percent reduction in the generation portion of residential customers' bills.
- A requirement that companies meet certain standards to be licensed by the Public Utilities Commission of Ohio (PUCO) to sell electricity in Ohio.
- Anti-"slamming" protection to ensure customers' electric suppliers cannot be changed without their consent.
- A new billing statement that lists generation, transmission, distribution, transition and other customer charges separately.
- Recovery of transition costs, which are expenses incurred by electric companies as a result of years of government regulations related to requirements to serve customers.
Transition costs were reviewed and approved for recovery by the PUCO and, for the most part, are already in the price of electricity. The new law allows electric utilities to continue to recover the costs, but only up to 10 years.

Additional information is being prepared that will help Ohio consumers determine if they'll save money by switching to another electricity supplier. A statewide promotional campaign - reinforced by local electric company communications efforts - is set to begin this fall.

FirstEnergy Transition Plan

As part of the restructuring process, FirstEnergy submitted a Transition Plan to the PUCO.
Initially, more than 40 different consumer, environmental, power marketer and industrial groups were granted intervenor status, meaning they could challenge any part of our plan in public hearings held by the PUCO. Through negotiation, however, we were able to satisfy the concerns of most of the intervenors, and our amended Transition Plan was approved by the PUCO on July 19, 2000.

Settling the Transition Plan offers us an opportunity to recover $6.9 billion in transition costs without facing substantial write-offs that would have seriously affected our financial stability as well as our ability to succeed in a more competitive energy market.
As part of our Transition Plan, we agreed to help jump-start competition by providing generation to suppliers and shopping incentives to customers. We will sell 1,120 megawatts of power to marketers, brokers, and aggregators at set prices for sales to our retail customers through 2005. The shopping incentives for residential, commercial and industrial customers are 45 percent, 30 percent and 15 percent, respectively, above the price we will be offering to electricity suppliers.
Although we don't know what new suppliers will charge, our goal is to stimulate shopping by having a sufficient difference between the shopping credit and what new suppliers charge customers for generation. Any remaining credit will be used to reduce the overall electric bill.
We plan to work hard to get customers to switch to our unregulated FirstEnergy Services (FES) subsidiary, which will count toward the 20-percent shopping target. FES offers unregulated electricity sales, facility services, natural gas, and telecommunications services. In 2000, projected FES revenues are $1.3 billion; by 2005, $3 billion.



FirstEnergy Develops New Program

FirstEnergy has partnered with two local community colleges to implement a new, two-year electric utility technology degree.
The Power Systems Institute (PSI), partnering with Lakeland Community College, in Kirtland, and Stark State College of Technology, in Canton, has designed a curriculum that will help prepare students for employment in a variety of electrical fields, with emphasis on line work.
Students who successfully complete the two-year program will receive an Associate of Technical Studies degree, with a focus on electric utility technology. A maximum of 20 students per year, per school, will be accepted into the PSI program.
If you have any family or friends who might be interested in this program, have them call Rick Luse, director, Power Systems Institute, FirstEnergy, 216-479-3018, for more details.



GPU Corporate Profile

GPU develops, owns and operates transmission and distribution facilities globally, serving 4.8 million customers around the globe.
GPU Energy operates GPU's U.S. electric
companies - Jersey Central Power and Light (JCP & L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). These operating companies have been supplying electricity to residents in New Jersey and Pennsylvania for more than a century. Today, GPU Energy annually provides approximately 44 billion kilowatt-hours of electricity to more than 2 million customers in half the land areas of both states.
Additional information about GPU can be found online at www.gpu.com.


FirstEnergy and GPU: Facts At A Glance


Period Ended June 30, 2000  FirstEnergy     GPU           New FirstEnergy
U.S. Customers              2.2 million      2.1 million      4.3 million
International Customers               0      2.7 million      2.7 million
   Total Customers          2.2 million      4.8 million      7.0 million
U.S. Electric Utility
 Employees                        9,800            4,900           14,700
U.S. Non-Electric Utility
 Employees                        3,500             400*            3,900
International Employees               0            4,664            4,664
   Total Employees               13,300           10,830           24,130
U.S. Service Area
 (Square Miles)                  13,200           24,000           37,200
U.S. Generating
 Capacity (MW)                   12,071              496           12,567
International Generating
 Capacity                             0            1,557            1,557
   Total Capacity                12,071            2,053           14,124
U.S. Peak Load (MW)              12,713            9,816           22,529
U.S. Transmission Line
 Miles                            8,752            6,000           14,752
U.S. Transmission
 Interconnections                    37               66              103
U.S. Distribution Line
 Miles                           55,932           62,000          117,932

Financial Highlights
12 Months Ended
 June 30, 2000

Revenues                   $6.7 billion     $5.3 billion    $12.0 billion
Net Income                 $582 million   $431 million**
Earnings Per Share                $2.58          $3.52**
Current Annual Dividends
 Per Share                        $1.50            $2.18
Common Shares Outstanding 228.6 million    122.9 million
Capital Expenditures       $717 million     $541 million     $1.3 billion
U.S. Kilowatt-hours
 Sold                      70.8 billion     45.3 billion    116.1 billion

Financial Highlights
At June 30, 2000

Total Assets              $18.1 billion    $20.5 billion    $38.6 billion
Total Common Equity        $4.6 billion     $3.2 billion

*  Approximate figure excludes contract union employees
** Excludes one-time write-offs


Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
This publication contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FirstEnergy Corp. and GPU, Inc. are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties relating to: failure to obtain expected synergies from the merger, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy market prices, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to FirstEnergy's and GPU's most recent reports filed with the Securities and Exchange Commission.
Additional Information and Where to Find It
In connection with the proposed merger, FirstEnergy Corp. and GPU, Inc. will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by FirstEnergy and GPU with the SEC at the SEC's Web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of FirstEnergy's filings may be obtained by directing a request to: FirstEnergy Corp., Investor Services, 76 S. Main St., Akron, Ohio 44308-1890, Telephone: 1-800-736-3402. Free copies of GPU filings may be obtained by directing a request to GPU, Inc., 310 Madison Avenue, Morristown, New Jersey 07962, Telephone: 1-973-401-8720.
FirstEnergy, its directors, certain executive officers, and certain other employees (Thomas M. Welsh, manager of Communications, and Kurt E. Turosky, manager of Investor Relations) may be deemed under the rules of the SEC to be "participants in the solicitation" of proxies from the security holders of FirstEnergy in favor of the merger. FirstEnergy's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of FirstEnergy common stock. Security holders of FirstEnergy may obtain additional information regarding the interests of the "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.
GPU, its directors (Theodore H. Black, Fred D. Hafer (Chairman; CEO and President), Thomas B. Hagen, John M. Pietruski, Robert Pokelwaldt, Catherine A. Rein, Bryan S. Townsend, Carlisle A.H. Trost, Kenneth L. Wolfe and Patricia K. Woolf), certain executive officers (Ira H. Jolles (Senior Vice President and General Counsel), Bruce L. Levy (Senior Vice President and CFO) and Carole B. Snyder (Executive Vice President Corporate Affairs)) and certain other employees (Jeff Dennard (Director of Corporate Communications), Joanne Barbieri (Manager of Investor Relations) and Ned Raynolds (Manager of Financial Communications)) may be deemed under rules of the SEC to be "participants in the solicitation" of proxies from the security holders of GPU in favor of the merger. GPU's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of GPU common stock. Security holders of GPU may obtain additional information regarding the interests of "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.




Diversified Energy Services

Since its creation in 1997, FirstEnergy has been transformed from an electric utility holding company into a diversified energy services enterprise equipped to meet all of our customers' energy needs.
We are now involved in the exploration and production of oil and natural gas, and the transmission and marketing of natural gas to more than 43,000 customers inside and outside of our service area. In 2000, projected revenues are $419 million.
Our resources include:
- Interests in more than 7,700 oil and gas wells
- Oil and natural gas drilling rights to more than 980,000 acres in the Appalachian Basin
- Proved reserves of 450 billion cubic feet equivalent of natural gas and oil - about 90 percent of it is natural gas
- 5,000 miles of pipeline
In addition, FirstEnergy is the Midwest's largest provider of mechanical contracting, facilities management and energy management services, with sales exceeding
$500 million annually. Our 11 Facilities Services Group companies employ approximately 3,400 people and provide a wide range of services, including heating, ventilating, air conditioning, refrigeration, process piping, plumbing and electrical and facility control systems.

Natural Gas and Oil Operations

FirstEnergy Trading Services, Inc., Akron, OH
Great Lakes Energy Partners, L.L.C., Hartville, OH
Marbel Energy Corporation, Lancaster, OH
980,000 acres where we have drilling rights

Facilities Services Group Companies

Ancoma, Inc., Rochester, NY
Colonial Mechanical Corporation, Richmond, VA
Dunbar Mechanical, Inc., Toledo, OH
Edwards Electrical &Mechanical, Inc., Indianapolis, IN
Elliott-Lewis Corporation,  Philadelphia, PA
The Hattenbach Company, Cleveland, OH
L. H. Cranston and Sons, Inc., Timonium, MD
Roth Bros., Inc., Youngstown, OH
R.P.C. Mechanical, Inc., Cincinnati, OH
Spectrum Control Systems, Inc.,Cincinnati, OH
Webb Technologies, Inc., Norfolk, VA



In sympathy

Our sympathy to the families of these retirees who passed away.

March

CENTRAL REGION
Elmer T. Culberson
Appliance Serviceman-A
Helen M. Helmetz
Akron Credit & Collection
Supervisor, Consumer Service

Eastern Region
Henry R. Stevens
Surveyman-B

EDGEWATER PLANT
Richard Schofield
Mechanic-B

GENERAL OFFICE
Melva Johnson
General Report Clerk
Margaret Perebzak
Plant Accountant-B
Kurt F. Richards
Project Representative
Community Development

BRUCE MANSFIELD PLANT
Florence Farrar
Associate System
Support Technician

Northern Region
Herbert A. Bang
Trouble Lineman
Michael L. Famageltto
Mechanic-A
Ernest B. Roth
General Construction
Mechanic


Western Region
Marcel Vernaz
Shop Meter Mechanic

April

AVON LAKE PLANT
Max C. Schmidt
Plant Helper

CENTRAL REGION
Stanley G. Bradway
Senior Specialist
District Manager
Charles W. Hall
Fireman Engineer

GENERAL OFFICE
Eva L. Bunker
Lab Technician-A

NEW CASTLE PLANT
Arthur L. Altman
Custodian

NORTHERN REGION
Daniel H. Hespen
Residential Marketing Rep.
Albert J. Krupa
Service Installer Gr. I
Betty C. Long
Secretary
Ronald Mozeleski
System Planning Engineer
Howard E. Simcox
General Meter Tester
John H. Slivka
General Supervisor -
Structure & Subway

SAMMIS PLANT
Ralph Murray
Mechanical
Maintenance Foreman

WESTERN REGION
Leo V. Toska
Shift Foreman

May

ASHTABULA PLANT
George L. Herron
Plant Head Control Operator
Millard W. Vandermark
Plant Head Control
Operator

CENTRAL REGION
James Parti
Shift Supervisor -
Gorge Plant
Zane Bly
Truck Operator-A
Raymond Haefka
Garage Supervisor

GENERAL OFFICE
Margaret Long
Senior Treasury Clerk

NORTHERN REGION
Ray D. Coleman
Materials & Fleet
Management
James P. Curran
Relief Trouble Dispatcher
Carl M. Hanhilammi
Service Line Mechanic
Charles F. Pearn
Shop Cable Splicer-A

PENN POWER
Chester Badger
Line Supervisor

Clare E. Brown
General Coordinator - Operations

WESTERN REGION
Ervon W. Fick
Site Facilities Specialist
John D. Fulton, Sr.
Line Department
Vernon D. Kesling
Instrumentation &
Control Foreman
Wanda Sobocinski
Home Plan Representative

June

CENTRAL REGION
George Costaras
Substation Electrician-A

EASTERN REGION
Mary Hulea
Janitress
Helen Moore
Accounting Clerk -
Warren Division

NORTHERN REGION
Robert H. McKibben
Engineer - Lines & Distribution

WESTERN REGION
Lane Elting
Protective Systems Specialist
William J. Mominee
Head Boiler Operator
Bay Shore Plant
Santiago Sanchez
Senior Yard Maintenance Man - Acme Plant




Club News
-  For information about Penn Power retirees, check out:
www.ccia.com/~cascade/.
- Ohio Edison Marion area retirees meet the third Tuesday of each month at the Gateway Smorgasbord, in Marion. All FirstEnergy retirees, spouses and guests are welcome.
- For the past 20 years, Ohio Edison Akron area retirees have met the second Friday of every month at the First Congregational Church, in Akron, 292 East Market Street. For more information about the luncheon meetings, call Dick Lang, 330-896-3117, or Bob Vogel, 330-688-5343.




Congrats!
Congratulations to the following people for winning the Cleveland Indians ticket contest announced in the previous Retiree Update:
  Stephen Biro
  Shaker Heights, Ohio
  William Fleming
  Parma, Ohio
  Paul Palagyi
  Conneaut, Ohio
  Bonnie Bing Wuertz
  Sandusky, Ohio




Make a Difference by Helping Kids Read

OhioReads is Governor Bob Taft's education initiative to improve the reading skills of Ohio's kindergarten through fourth-grade students so they can pass the reading portion of the Fourth Grade Proficiency Test. In 1999, 40 percent of the students failed.
FirstEnergy is doing its part to help. Chairman and CEO Pete Burg is a member of the governor's OhioReads Business Advisory Council and almost100 FirstEnergy employees are currently volunteer tutors. As Company retirees, your participation in this worthwhile program also would be greatly appreciated.
For more information on your community's OhioReads initiative, go online to www.ohioreads.org, or call Delores Jones, manager, Community Support, at 330-384-5022.



Retiree Update is published for retirees of FirstEnergy and its operating companies and subsidiaries by the Communications Department. Send story ideas to Mark Durbin, editor, through e-mail, durbinm@firstenergycorp.com, or call
Mark at 330-761-4365.

